Exhibit 99.1

Hydro One Limited Files an Amended and Restated Preliminary Prospectus in Canada for Secondary Offering of Common Shares by the Province of Ontario

For Immediate Release – October 9, 2015

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO: Hydro One Limited, on behalf of itself and Hydro One Inc., today announced that Hydro One Limited (collectively with Hydro One Inc., “Hydro One”), has filed an amended and restated preliminary prospectus (the “preliminary prospectus”) with the securities regulatory authorities in each of the provinces and territories in Canada, and a receipt has been issued by such regulatory authorities, in connection with a proposed secondary offering of its common shares (the “offering”) by the Province of Ontario (the “Province”). Hydro One Limited was incorporated on August 31, 2015 and is currently wholly-owned by the Province. Completion of the offering will be conditional on Hydro One Limited acquiring all of the issued and outstanding shares of Hydro One Inc. from the Province. In connection with the offering, Hydro One Inc. now expects to pay a cash dividend or return of capital to the Province of $800 million, rather than $1 billion as previously disclosed, reflecting a revised estimate of approximately $200 million in additional payments-in-lieu of taxes that are expected to be payable by Hydro One Inc. to the Province in connection with the offering. The amount of new borrowing by Hydro One Inc. to recapitalize its wholly-owned subsidiary Hydro One Networks Inc. and reset its capital structure for regulatory purposes to 60% debt and 40% equity will remain unchanged at $800 million.

The offering is being made through a syndicate of underwriters led by RBC Capital Markets and Scotiabank.

The preliminary prospectus is still subject to completion or amendment. Copies of the preliminary prospectus will be available on SEDAR at http://www.sedar.com or from the underwriters named in the preliminary prospectus. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale or any acceptance of an offer to buy these securities until a receipt for the final prospectus has been issued. Completion of the offering is subject to and conditional upon the receipt of all necessary approvals, including regulatory approvals.

The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. State securities laws and may not be offered or sold, directly or indirectly, within the United States (as defined in Regulation S under the U.S. Securities Act) other than pursuant to an available exemption from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell or a solicitation of an offer to buy any such securities within the United States.

A copy of the preliminary prospectus has also been filed, for information purposes only, under Hydro One Inc.’s profile on SEDAR at www.sedar.com. Certain of Hydro One Inc.’s historical disclosure has been updated and is presented in the preliminary prospectus of Hydro One Limited and the preliminary prospectus also contains a description of potential impacts to Hydro One Inc. and its subsidiaries as a result of the offering.

About Hydro One Inc.

Hydro One Inc. is an electricity transmission and distribution company headquartered in Toronto, Ontario with approximately $23 billion in assets and 2014 revenues of over $6 billion. The company delivers electricity safely and reliably to over 1.2 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates Ontario’s approximately 29,000 km high-voltage transmission network and an approximately 122,000 circuit km primary low-voltage distribution network. Hydro One Inc. is currently wholly-owned by the Province of Ontario.

Forward-Looking Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: statements related to the offering including the expected acquisition of all of the issued and outstanding shares of Hydro One Inc. by Hydro One Limited from the Province, the size and expected payment of the dividend or return of capital to the Province by Hydro One Inc., the amount of additional payments-in-lieu of tax be incurred by Hydro One Inc. and the expected additional debt to be incurred by Hydro One Inc. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, is discussed more fully in Hydro One Inc.’s filings with the securities regulatory authorities in Canada, and are available on SEDAR at www.sedar.com. Hydro One Inc. does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Investor Relations

investor.relations@hydroone.com

416-345-6867

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